STATE OF MINNESOTA
EXHIBIT 3.3


                        OFFICE OF THE SECRETARY OF STATE

                                  AMENDMENT OF
                            ARTICLES OF INCORPORATION
                                       OF
                                XATA CORPORATION


         Pursuant to the provisions of Minnesota Statutes Section 302A.135, the following Amendment to the Articles of Incorporation of XATA Corporation, a Minnesota corporation, was approved and adopted pursuant to Minnesota Statutes Chapter 302A.
         Article 3 of the Restated Articles of Incorporation of the Corporation, as amended and restated to date, is hereby amended in its entirety to read as follows:

                                    ARTICLE 3

                  3.1 This Corporation shall have the authority to issue an aggregate of twelve million (12,000,000) shares of Common Stock, $.01 par value per share. Such shares shall be designated as this Corporation's "Common Stock" (the "Shares").

                  3.2 This Corporation shall have the authority to issue an aggregate of three hundred thirty-three thousand three hundred thirty-three (333,333) shares of Preferred Stock, consisting of fifty thousand (50,000) shares of Series A 8% Convertible Preferred Stock and two hundred eighty-three thousand three hundred thirty-three (283,333) shares which may be issued in one or more series as determined from time to time by the Board of Directors. The shares of Preferred Stock of any series authorized for issuance by the Board of Directors shall be senior to the Common Stock with respect to any distribution (as such term is defined in Section 302A.011, Subd. 10, Minnesota Statutes) if so designated by the Board of Directors upon issuance of the shares of that series. The Board of Directors is hereby granted the express authority to fix by resolution any other designations, powers, preferences, rights (including, without limitation, voting rights), qualifications, limitations or restrictions with respect to any particular series of Preferred Stock prior to issuance thereof.

                  3.3 There shall be no cumulative voting by the holders of the Common Stock.

                  3.4 The shareholders of this Corporation shall have no preemptive rights to subscribe for or otherwise acquire (i) any new or additional shares of stock of this Corporation of any class whether now authorized or authorized hereafter, or (ii) any options or warrants to purchase, subscribe for or otherwise acquire any such new or additional shares of any class, or any shares, bonds, notes, debentures, or (iii) other securities convertible into or carrying options or warrants to purchase, subscribe for, or otherwise acquire any such new or additional shares of any class.

         I swear that the foregoing is true and accurate and that I have authority to sign this document on behalf of the Corporation.

                                       XATA CORPORATION



Dated:  November 30, 2000              By   /s/ William P. Flies
       -------------------                --------------------------------------
                                              William P. Flies
                                              Its Chief Executive Officer


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